Exhibit 99.1

Borr Drilling Limited – Invitation to webcast and conference call Q4 2024 results

Borr Drilling Limited (NYSE: BORR) plans to release its financial results for the fourth quarter 2024 after the close of the New York Stock Exchange on Wednesday 19 February, 2025.

A conference call and webcast is scheduled for 15:00 CEST (9:00 AM New York Time) on Thursday 20 February, 2025 and participants are encouraged to dial in 10 minutes before the start of the call.

The earnings report, webcast and accompanying presentation will be available from the Investor Relations section on www.borrdrilling.com.

In order to listen to the presentation, you may also do one of the following:

a)    Webcast
To access the webcast, please go to the following link:
https://edge.media-server.com/mmc/p/opm27qfq

b)    Conference Call

Please use the below link to register for the conference call,
https://register.vevent.com/register/BI1cafb9bb355a47508fc101ad53e123d3.

Participants will then receive dial-in details on screen and via email and can then choose to dial in with their unique pin or select “Call me” and provide telephone details for the system to link them automatically.

Replay Stream:
When the call is complete, participants can stream the replay of the call by clicking this link
https://edge.media-server.com/mmc/p/opm27qfq